EXHIBIT 99

PRESS RELEASE

UCI MEDICAL AFFILIATES, INC. REPORTS THIRD QUARTER RESULTS FOR FISCAL YEAR 2010

Columbia, SC – August 16, 2010 – UCI Medical Affiliates, Inc. (Pink Sheets: UCIA.PK) today announced that it had filed its Quarterly Reports on Form 10-Q for the quarter ended June 30, 2010.

Revenues for the quarter ended June 30, 2010 were $21,041,896, an increase of $1,777,429, or 9.23% over revenues of $19,264,467 for the quarter ended June 30, 2009. Net income was $1,854,361, or $0.19 per share, for the quarter ended June 30, 2010 compared to net income of $491,031 or $0.05 per share, for the quarter ended June 30, 2009.

Revenues for the nine month period ended June 30, 2010 were $65,025,434, an increase of $6,908,342, or 11.89% over revenues of $58,117,092 for the nine month period ended June 30, 2009. Net income was $2,819,990, or $0.28 per share, for the nine month period ended June 30, 2010 compared to net income of $1,866,374 or $0.19 per share, for the nine month period ended June 30, 2009.

Net income for the quarter and nine month period ended June 30, 2010 was materially impacted by the recovery of misappropriation losses of $2,732,840 (pre-tax). The recovery, which consisted of an insurance settlement related to the fraudulent activities of our former Chief Financial Officer, Jerry F. Wells, Jr., increased net income for the quarter and nine month period ended June 30, 2010 by approximately $1,700,000 (after tax). The recovery of misappropriation losses (pre-tax) for the quarter and nine month period ended June 30, 2009 was $78,884 and $664,306, respectively. The recoveries increased net income (after tax) by approximately $48,000 and $408,000 for the quarter and nine month period ended June 30, 2009.

President and Chief Executive Officer, Michael Stout, MD, stated, “We continue to be pleased with our revenue growth in the quarter and for the nine months ended June 30, 2010. The new centers we opened in the latter part of fiscal year 2009 added significantly to our revenue growth in the quarter and nine month period. During the remainder of the year our goal is to reduce our operating expenses and focus on improving our operating margins. In addition we will maintain our pursuit of opportunities to expand our business through the opening of additional centers.”

Joe Boyle, Executive Vice President and Chief Financial Officer, stated, “During the quarter ended June 30, 2010, and as previously reported, we settled our insurance claim related to fraudulent activities of our former Chief Financial Officer. We are pleased that the settlement represents further closure of the distractions and challenges we have faced since discovery of his fraudulent activities in December 2008. The settlement also enhances our cash resources which we have accumulated over the past twenty months. During the remainder of fiscal year 2010 we will continue to work on the improvement of our cost controls and to deploy our cash resources in the expansion of our core business.”

UCI Medical Affiliates, Inc. (“UCI”) is a Delaware corporation incorporated on August 25, 1982. Operating through its wholly-owned subsidiary, UCI Medical Affiliates of South Carolina, Inc. (“UCI-SC”), UCI provides nonmedical management and administrative services for a network of 67 freestanding medical centers, 66 of which are located throughout South Carolina and one is located in Knoxville, Tennessee (43 operating as Doctors Care in South Carolina, one as Doctors Care in Knoxville, Tennessee, 20 as Progressive Physical Therapy Services in South Carolina, one as Luberoff Pediatrics in South Carolina, one as Carolina Orthopedic & Sports Medicine in South Carolina and one as Doctors Wellness Center in South Carolina).

Certain of the statements contained in this press release and our Reports on Form 10-Q that are not historical facts are forward-looking statements subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. We caution readers of this press release and our Reports on Form 10-Q that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Although our management believes that their expectations of future performance are based on reasonable assumptions within the bounds of their knowledge of their business and operations, we can give no assurance that actual results will not differ materially from their expectations. Factors that could cause actual results to differ from expectations include, among other things, (1) the difficulty in controlling our costs of providing healthcare and administering our network of centers; (2) the possible negative effects from changes in reimbursement and capitation payment levels and payment practices by insurance companies, healthcare plans, government payers and other payment sources; (3) the difficulty of attracting primary care physicians; (4) the increasing competition for patients among healthcare providers; (5) possible government regulations negatively impacting our existing organizational structure; (6) the possible negative effects of healthcare reform; (7) the challenges and uncertainties associated with our expansion strategy; (8) the dependence on key personnel; (9) adverse conditions in the stock market, the public debt market, and other capital markets (including changes in interest rate conditions); (10) the strength of the United States economy in general and the strength of the local economies in which we conduct operations may be different than expected resulting in, among other things, a reduced demand for practice management services; (11) the demand for our products and services; (12) technological changes; (13) the ability to increase market share; (14) the adequacy of expense projections and estimates of impairment loss; (15) the impact of change in accounting policies by the Securities and Exchange Commission; (16) unanticipated regulatory or judicial proceedings; (17) the impact on our business, as well as on the risks set forth above, of various domestic or international military or terrorist activities or conflicts; (18) other factors described in our Form 10-K, including, but not limited to, those matters described under the caption “PART I – ITEM 1A. – RISK FACTORS,” and in our other reports filed with the Securities and Exchange Commission; and (19) our success at managing the risks involved in the foregoing.

Contact:	Joseph A. Boyle Executive Vice President and Chief Financial Officer UCI Medical Affiliates, Inc. 1818 Henderson Street Columbia, South Carolina 29201 (803) 782-4278 www.ucimedinc.com